

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 16, 2009

Frank Basirico
Chief Executive Officer
Temecula Valley Bancorp Inc.
27710 Jefferson Avenue
Suite A100
Temecula, California 92590

>   **Re:**   **Temecula Valley Bancorp**
>   **Item 4.01 Form 8-K**
>   **Filed April 15, 2009**
>   **File No. 001-33897**

Dear Mr. Basirico:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. The first paragraph of your Item 4.01 Form 8-K includes reference to the firm of Crowe Horwath.   However, in the letter from Crowe Horwath filed as Exhibit 16.1, your former auditor states they are in agreement with only the second, third and fifth paragraphs of your Item 4.01 Form 8-K. Please file an amended your Item 4.01 Form 8-K to include a letter from Crowe Horwath that states whether the former auditors are in agreement or disagreement with the information contained in the first paragraph of your Item 4.01 Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any

requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Babette Cooper at (202) 551-3396.

Sincerely,

Babette Cooper
Staff Accountant